SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO US SHAREHOLDERS

The Offer is made for the securities of a Portuguese company. The Offer is subject to the disclosure requirements of Portugal that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US Federal Securities Laws, since the issuer is located in Portugal, and some or all of its officers and directors may be residents of Portugal. You may not be able to sue a Portuguese company or its officers or directors in a Portuguese Court for violations of the US Securities Laws. It may be difficult to compel a Portuguese company and its affiliates to subject themselves to a US Court’s Judgement.

The text above is a free translation to English of the Portuguese version of the Announcement in relation to the Offer that was registered with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) on 27 January 2010.

CSN CEMENT S. À R.L.

Société à responsabilité limitée
A company organized and existing under the laws of Luxembourg
Registered Office: L-5365 Münsbach,
9 Parc d’Activité Syrdall, City of Münsbach
Grand Duchy of Luxembourg

(A company entirely indirectly held by Companhia Siderúrgica Nacional, Public
Company, a company organized and existing under the laws of Brazil, with registered office at Rua São José no. 20 – Grupo 1620, Centro, Rio de Janeiro –
RJ, Brazil)

ANNOUNCEMENT FOR THE REVISION OF THE CONDITIONS AND CONSEQUENT
SUSPENSION OF THE GENERAL TAKEOVER BID FOR THE ACQUISITION OF
SHARES REPRESENTING THE SHARE CAPITAL OF
CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A.

Pursuant to articles 184 and 129 of the Portuguese Securities Code (“PSC”), CSN Cement S. à r.l., in the capacity of Offeror, hereby gives notice of the revision of the consideration offered and the conditions for the success of the general takeover bid for the acquisition of 672,000,000 ordinary dematerialized registered shares in the unit par value of Euro 1 representing the share capital of CIMPOR - CIMENTOS DE PORTUGAL, SGPS, S.A., which Launching Announcement was made public on 27 January 2010, as follows:

- The consideration offered is Euro 6,18 for each share representing the share capital of CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A., to be paid in cash;

- The Offer is subject to the acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least one third of the share capital of CIMPOR plus one share.

Further to the revision of the Offer conditions as referred to above, and as provided for under articles 133-2 and 142 of the PSC, the Offer is suspended up until the Offeror discloses an addendum to the documents of the Offer upon its approval by the Portuguese Securities Market Commission, which was already requested.

Lisbon, 12 February 2010

The Offeror	The Financial Intermediary
CSN Cement S. à r.l.	Banco Espírito Santo de Investimento, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.